UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

VeriChip Corporation
(Name of Issuer)
Common Stock — $0.01 par value
(Title of Class of Securities)
92342V105
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92342V105

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,467,963

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,355,556

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,467,963

WITH	10	SHARED DISPOSITIVE POWER

		4,055,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,823,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.7%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	92342V105

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,355,556

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,055,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,355,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	38.2%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	92342V105
This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”)of VeriChip Corporation (the “Issuer”) and amends and restates certain Items of the Schedule 13D, originally filed by Scott R. Silverman and R & R Consulting Partners, LLC (“R&R”) with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, as amended on February 27, 2009, by furnishing the information set forth below. Information contained in the Schedule 13D, as amended, remains effective except to the extent it is amended, restated, supplemented or superseded by information contained in this Schedule 13D/A.
Item 3. Source and Amount of Funds or Other Consideration
The following information restates the information previously provided in Item 3.
On November 12, 2008, R&R acquired 5,355,556 Shares from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in the Issuer. R&R paid, in consideration for the Shares acquired, $750,000 from working capital. Mr. Silverman is the managing member of R&R. Mr. Silverman acquired his remaining 866,111 Shares while serving as an officer and director of the Issuer.
On February 20, 2009, as compensation for services that Mr. Silverman has rendered and will render to the Issuer as executive chairman from December 1, 2008 through December 31, 2009, Mr. Silverman was issued 601,852 restricted Shares, which will vest on January 1, 2010.
On September 29, 2009, pursuant to a stock loan agreement with Optimus Capital Partners, LLC (“Optimus”), Optimus borrowed 1,300,000 Shares from R&R in order to facilitate the transactions contemplated by the Preferred Stock Purchase Agreement, dated September 29, 2009, between the Issuer and Optimus (the “Purchase Agreement”). Pursuant to the Purchase Agreement, from time to time, R&R will loan Shares equal to 135% of the aggregate purchase price for each tranche pursuant to stock loan agreements between R&R and Optimus. R&R is being paid $100,000 plus 2% interest for entering into the stock loan arrangement. The aggregate amount of Shares loaned under any and all stock loan agreements, together with all other Shares sold by or on behalf of the Issuer pursuant to General Instruction I.B.6. to Form S-3, can not exceed one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Issuer in any 12 month period. R&R may demand return of some or all of the borrowed Shares (or an equal number of freely tradable shares of common stock of the Issuer) at any time on or after the six-month anniversary date such borrowed Shares were loaned to Optimus, but no such demand may be made if there are any shares of Series A Preferred Stock then outstanding. If a permitted return demand is made, Optimus shall return the borrowed Shares within three trading days after such demand (or an equal number of freely tradable shares of common stock of the Issuer). Optimus may return the borrowed Shares to R&R, in whole or in part, at any time or from time to time, without penalty or premium.
Item 4. Purpose of Transaction
The following information restates the information previously provided in Item 4.
The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D/A, neither Mr. Silverman nor R&R has any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following information restates the information previously provided in Item 5.
(a) Mr. Silverman beneficially owns 6,823,519 Shares, representing 48.7% of the outstanding Shares, which includes 5,355,556 Shares directly held by R&R. R&R beneficially owns 5,355,556 Shares, representing 38.2% of the outstanding Shares.
(b) Of the 1,467,963 Shares directly held by Mr. Silverman, Mr. Silverman has sole voting power over 1,467,963 Shares and sole dispositive power over 866,111 Shares. Mr. Silverman lacks dispositive power over 601,852 Shares, which are restricted as to transfer until January 1, 2010.
Of the 5,355,556 Shares directly held by R&R, Mr. Silverman and R&R have shared voting power over the 5,355,556 Shares. Mr. Silverman and R&R have shared dispositive power of 4,055,556, and lack dispositive power over the 1,300,000 shares borrowed by Optimus pursuant to the terms of the Purchase Agreement described in Item 3. “Source and Amount of Funds or Other Consideration.” Optimus does not have voting power over any of such 1,300,000 Shares.
(c) See the information in Item 3. “Source and Amount of Funds or Other Consideration,” which is incorporated herein by reference. No other transactions involving the securities of the Issuer were effected during the past 60 days by Mr. Silverman or R&R.
(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman and R&R.
(e) Not applicable.

CUSIP No.	92342V105
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Silverman and R&R, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Silverman and R&R and any other person, with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
The following documents are filed as an exhibit to this Schedule 13D/A:
1. Form of Stock Loan Agreement between R& R Consulting Partners, LLC and Optimus Capital Partners, LLC
2. Joint Filing Agreement, dated November 19, 2008, between Scott R. Silverman and R & R Consulting Partners, LLC (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on November 19, 2008)

CUSIP No.	92342V105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 1, 2009

/s/ Scott R. Silverman
Name:	Scott R. Silverman

R & R CONSULTING PARTNERS, LLC
By:	/s/ Scott R. Silverman
	Name:	Scott R. Silverman
	Title:	Managing Member

CUSIP No.	92342V105

Exhibit Index

Exhibit No.	Description

Exhibit 1	Form of Stock Loan Agreement between R& R Consulting Partners, LLC and Optimus Capital Partners, LLC